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                              May 3, 2024

       Theodore B. Miller, Jr.
       President
       Boots Capital Management, LLC
       7800 Washington Ave., Suite 700
       Houston, TX 77007

                                                        Re: Boots Capital
Management, LLC
                                                            Crown Castle Inc.
                                                            DFAN14A Filed May
1, 2024
                                                            Filed By Boots
Parallel 1, LP et al.
                                                            File No. 001-16441

       Dear Theodore B. Miller:

                                                        We have reviewed your
filing and have the following comment.

               Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. All defined terms used herein have the same meaning as in your soliciting materials.

       DFAN14A Filed May 1, 2024

       General Comments

   1.                                                   Refer to the following
statement on slide 12 of the ISS Presentation:

                                                              "Contrary to
Delaware Court directives, expanded the Board in the late-stages of a proxy contest and
subsequently reversed coursed following court scrutiny" (emphasis added).

                                                        Please do not use this
or similar statements in future soliciting materials without providing a proper factual
foundation for the statement. In addition, as to matters for which Boots does have a proper
factual foundation, please avoid making statements about those matters that go beyond the
scope of what is reasonably supported by the factual foundation. Please note that
characterizing a statement as one   s opinion or belief does not eliminate the
need
                                                        to provide a proper
factual foundation for the statement; there must be a reasonable basis
 Theodore B. Miller, Jr.
Boots Capital Management, LLC
May 3, 2024
Page 2
         for each opinion or belief that the filing persons express. See Note
(b) to Rule 14a-9.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Shane Callaghan at 202-551-6977 or Christina Chalk at
202-551-3263.



FirstName LastNameTheodore B. Miller, Jr.                      Sincerely,
Comapany NameBoots Capital Management, LLC
                                                               Division of
Corporation Finance
May 3, 2024 Page 2                                             Office of
Mergers & Acquisitions
FirstName LastName